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EDGAR Correspondence

October 26, 2012

Kimberly A. Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Meridian Fund, Inc. (the “Corporation”)
Post-Effective Amendment No. 39 under the
Securities Act of 1933 (the “1933 Act”) and
Amendment No. 40 under the
Investment Company Act of 1940 (the “1940 Act”)
File Nos. 2-90949 and 811-04014

Dear Ms. Browning:

We are writing, on behalf of the Corporation, to respond to the comments that you provided to us by telephone on October 17, 2012, and in a subsequent telephone conversation on October 22, 2012 with Paul J. Delligatti, in connection with the amendment to the registration statement filed on August 29, 2012 by the Corporation on behalf of its series (each a “Fund” and, collectively, the “Funds”). These comments are summarized below, each of which is followed by our response.

GENERAL COMMENT

Comment 1:

Please provide, where necessary, further information on the nature of any applicable laws, regulations or other pronouncements from the Securities Exchange Commission (the “Commission”) or its staff (the “Staff”) referenced in the Fund’s Prospectus and statement of additional information (“SAI”), in conformity with the plain English requirements of Rule 421 under the 1933 Act.

Response 1:

The Corporation has reviewed the Prospectus and SAI and believes that the existing references to applicable law or regulations are appropriate in the limited contexts in which they are used. However, to address the Staff’s comment, the Corporation has revised the disclosure in the section entitled “Customer Identification Program.”

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

PROSPECTUS COMMENTS

Comment 2:

In the section entitled “Fund Summary – Meridian Equity Income Fund – Fees and Expenses of the Fund”, please remove the footnote to the Annual Fund Operating Expenses table regarding the voluntary fee waiver arrangement. In addition, please confirm that the information provided in the Annual Fund Operating Expenses table does not reflect the Fund’s “net” operating expense ratio (i.e., it is reported only on a gross basis, without regard to the applicable voluntary waiver arrangement).

Response 2:

The reference to the voluntary fee waiver arrangement has been removed from the Meridian Equity Income Fund’s Annual Fund Operating Expenses table in the “Fund Summary” section. Information regarding the voluntary fee waiver for the Meridian Equity Income Fund continues to be included in the section entitled “Organization and Management – Management Fees and Other Expenses”, as revised pursuant to Comment 14 below.

The Corporation confirms that the information provided in the Annual Fund Operating Expenses table for the Meridian Equity Income Fund reflects the “total” (as opposed to the “net”) operating expense ratio for the Fund.

Comment 3:

Please confirm that none of the Funds have adopted a Rule 12b-1 Plan.

Response 3:

The Corporation confirms that none of the Funds have adopted a Rule 12b-1 Plan.

Comment 4:

Please confirm that the principal investment strategies and principal risks of each Fund are disclosed in the Prospectus.

Response 4:

The Corporation confirms that all principal investments strategies and principal risks of each Fund are disclosed in the Prospectus.

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

Comment 5:

In an appropriate place in the Prospectus, please include disclosure regarding the basis for determining “U.S.” versus “Non-U.S.” investments.

Response 5:

To address the Staff’s comment, the Corporation has included the following disclosure in the section entitled “Further Information About Investment Objectives and Principal Investment Strategies – General”, which reflects its practice:

Securities are determined by the Investment Adviser to be “U.S.” (or “Non-U.S.”) based on the consideration of an issuer’s domicile, its principal place of business, its primary stock exchange listing, the source of its revenue, the location of its assets, its exposure to economic fortunes and risks of countries or geographic regions outside the United States and other relevant factors.

Comment 6:

The Staff has been asking registrants to eliminate “equivocal” terms, such as “for example” in favor of more definitive lists. Please revise relevant sections of the Prospectus accordingly, including, in the context of the Funds’ investment strategies, by providing a complete list of the types of equity or equity-related securities in which the Funds may invest.

Response 6:

The Corporation has reviewed the Prospectus for the use of open-ended terms and phrases. In this regard, the Corporation, while it appreciates the intent of the Staff’s comment, believes that the Prospectus contains sufficiently detailed disclosures that provide fulsome information to both potential and current investors, including providing helpful examples of the types of investments that the Funds may make. Accordingly, no changes have been made in response to this comment.

With respect to the investment strategies, the Corporation respectfully declines to include an exhaustive list of all equity and equity-related securities in which the Funds may invest. The universe of equity and equity-related securities is quite broad with new products being created routinely. By limiting the universe to only those securities that are listed, a Fund could unintentionally limit itself from investing, consistent with its stated investment strategies, in the full range of equity and equity-related securities that may evolve over time. Moreover, the Corporation believes that reciting exhaustive lists of potential investments also could be counter-productive, by potentially obfuscating what the Corporation believes are clear and effective disclosures of the key investment strategies/focuses of the Funds. The Corporation would note these disclosures for the Funds have remained substantially unchanged for many years and have been subject to prior review by the Staff. The Corporation also believes that this disclosure approach is very consistent with the initiatives of the Commission to have more streamlined and focused disclosure in mutual fund prospectuses.

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

Comment 7:

In the section entitled “Fund Summary – Meridian Equity Income Fund – Principal Investment Strategies”, please make the following revisions: (i) include a reference indicating that the Fund’s commitment to invest 80% of its net assets in equity securities includes “borrowings for investment purposes”; and (ii) describe, as a percentage of the Fund’s holdings, the amount of permissible investments in “debt or fixed income securities”, including lower rated or unrated corporate bonds.

Response 7:

As indicated in the SAI, the Funds may not, pursuant to fundamental investment restriction number (13), borrow for investment purposes. The Corporation believes that it would be inconsistent with this fundamental restriction to include disclosure that the 80% commitment includes “borrowings for investment purposes.” Accordingly, no changes have been made in response to comment 7(i).

The Meridian Equity Income Fund will, under normal circumstances, invest at least 80% of its net assets in equity securities. As disclosed in its principal investment strategies, the Fund may “also invest a portion of its assets in debt or fixed income securities, including higher yield, higher risk, lower rated or unrated corporate bonds commonly referred to as ‘junk bonds’.” The amount that may be invested in securities other than equity securities, under normal circumstances, is qualified by the Fund’s commitment to invest 80% of its net assets in equity securities. Accordingly, the Fund could invest its remaining assets in “debt or fixed income securities,” including “junk bonds,” assuming the Investment Adviser deems such investments appropriate. While the Corporation believes that the current disclosure provides a more than adequate recitation of the Fund’s principal investment strategies, to address the Staff’s comment, the Corporation has deleted the phrase “a portion of” from the above-described sentence on “debt or fixed income securities.”

Comment 8:

In the “Principal Investment Strategies” sections for the Meridian Equity Income Fund and the Meridian Growth Fund, please define “relatively small” companies and provide a source of the definition.

Response 8:

Under their respective principal investment strategies, the Meridian Equity Income Fund and the Meridian Growth Fund may invest in “securities of companies with any capitalization across a broad range of industries.” Neither of these Funds have a strategy to invest a specific percentage of their respective assets in companies of a particular capitalization range (as is the case with, for

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

example, a fund that has “small cap” in its name, under Rule 35d-1 under the 1940 Act and related Staff guidance). The specific reference to “smaller companies” in the Corporation’s context is designed only to highlight for investors the potential for small company investments (defined, for this purpose, generally as companies that are relatively small in terms of total assets, revenues and earnings) and their attendant risks. A specific definition of what is considered “relatively small” is unnecessary in this context where the Fund has the flexibility to invest in companies of all capitalization ranges. Accordingly, no changes have been made in response to this comment.

Comment 9:

The “Principal Investment Strategies” sections for each of the Funds include a reference that each Fund will, as a general matter, invest in securities that the Investment Adviser “believes” will achieve the applicable investment objectives and strategies of a Fund. Please provide further disclosure in the Prospectus regarding the Investment Adviser’s process for formulating such belief. In this regard, list all “valuation criteria” considered by the Investment Adviser in selecting investments consistent with a Fund’s investment objectives and clarify what is meant by the value of “other investment alternatives.”

Response 9:

While the Corporation believes that the Prospectus provides ample disclosure of the Investment Adviser’s processes for determining which investments are appropriate for each Fund, in order to be responsive to the Staff’s comment, certain clarifying enhancements to the disclosure have been made to the section entitled “Further Information About Investment Objectives and Principal Investment Strategies – General.” The Corporation emphasizes that this enhanced disclosure does not reflect a change in the Investment Adviser’s processes. The Investment Adviser continues to manage the Funds according to the same processes and strategies that have been in place for many years.

Comment 10:

Please consider deleting the following sentence, which is included in the section entitled “Fund Summary – Meridian Growth Fund – Principal Investment Strategies”, as the Meridian Growth Fund does not invest in bonds as a principal investment strategy: “Bonds that are downgraded after purchase will be sold if the Investment Adviser determines that they no longer have the potential to meet the Fund’s investment objective.” If the Meridian Growth Fund does invest in bonds as a principal investment strategy, please also include a description of the range of terms and qualities of debt and fixed income instruments of a variety of terms and qualities in which the Fund may invest.

Response 10:

This change has been made in the Corporation’s 485(b) filing.

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

Comment 11:

In the “Principal Investment Risks” sections for each of the Funds, please provide further detail on specific risks associated with investments in different types of equity securities (e.g., common stock and preferred stock).

Response 11:

While the Corporation appreciates the Staff’s comment, it believes that the current Prospectus disclosure adequately describes the principal investment strategies and principal risks of the Funds, including the types of investments each will make and their associated risks, with appropriate specificity. Nevertheless, to address the Staff’s comment, the Corporation has revised the SAI to include further information regarding some of the risks of investing in common stocks.

Comment 12:

In the section entitled “Further Information about Principal Risks – Risks of Investing in Debt Securities”, please include additional disclosure regarding “prepayment” and “extension” risks.

Response 12:

This change has been made in the Corporation’s 485(b) filing.

Comment 13:

In the section entitled “Important Additional Information – Purchase and Sale of Fund Shares”, please limit the disclosure to those items required under Item 6 of Form N-1A.

Response 13:

This change has been made in the Corporation’s 485(b) filing.

Comment 14:

In the section entitled “Organization and Management – Management Fees and Other Expenses”, please list all items that are excluded from the voluntary fee waiver applicable to the Meridian Equity Income Fund.

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

Response 14:

This change has been made in the Corporation’s 485(b) filing.

Comment 15:

In the section entitled “Further Information About Investment Objectives and Principal Investment Strategies – General”, please clarify that investments and investment techniques that are described only in the SAI and not the Prospectus are “non-principal” in nature.

Response 15:

This change has been made in the Corporation’s 485(b) filing.

Comment 16:

In the section entitled “Further Information About Investment Objectives and Principal Investment Strategies – Meridian Equity Income Fund – Investment Strategies”, please delete (i) the following sentence: “The Fund may also invest in securities not meeting these criteria if the Investment Adviser believes they represent favorable investment opportunities for the Fund” and (ii) “as described above” in the sentence regarding the 80% policy of investing in equity securities.

Response 16:

These changes have been made in the Corporation’s 485(b) filing.

Comment 17:

Please confirm whether an investor may purchase or sell shares through entities other than the Funds’ transfer agent.

Response 17:

The Corporation confirms that investors or prospective investors may purchase shares through broker-dealers and other intermediaries. This disclosure was included in the section entitled “Important Additional Information – Purchase and Sale of Fund Shares.” Relevant disclosure has been added to the section entitled “Shareholder Information – How to Purchase Shares.”

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

Comment 18:

In the section entitled “Shareholder Information – How to Redeem and Transfer Shares – Redemption Price and Conditions”, please describe the risks associated with redeeming shares in kind using illiquid securities.

Response 18:

This change has been made in the Corporation’s 485(b) filing.

Comment 19:

Please disclose whether or not the Funds may reject purchase orders, including the timing associated with the rejection of a purchase order.

Response 19:

The Prospectus includes the following disclosure in the section entitled “Shareholder Information – Short-Term Trading Policy”: “The Funds and their agent also reserve the right to refuse any purchase order, at any time, by any investor or group of investors for any reason.” Moreover, the SAI includes the following disclosure in the section entitled: “Purchase, Redemption and Pricing of Shares”: “Any purchase order may be rejected by Meridian.” The Corporation believes that this disclosure is sufficient and, while it intends to provide timely notice of any rejection within a reasonable period of time, it is not aware of any specific requirement to disclose a specific time period. Moreover, this does not appear to be common prospectus disclosure in the industry.

SAI COMMENTS

Comment 1:

Please confirm that (i) all non-principal investment strategies and risks are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the Prospectus and (iii) the Funds’ principal investment strategies are distinguished from their non-principal investment strategies in the SAI.

Response 1:

The Corporation confirms that all material non-principal investment strategies and risks are disclosed in the SAI and that any principal investment strategies or risks that are disclosed in the SAI are also disclosed in the Prospectus. With respect to distinguishing the Funds’ principal investment strategies from their non-principal investment strategies, the Corporation does not believe that such a distinction is required in the SAI. However, the SAI has been revised to make clear that any investment strategies that are included only in the SAI, and not reflected in the Prospectus, are non-principal in nature.

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

Comment 2:

Please disclose what actions would be taken if a Fund reaches the 10% limit on investments in illiquid securities.

Response 2:

This change has been made in the Corporation’s 485(b) filing.

Comment 3:

In the section entitled “Investment Restrictions”, please revise the footnote to fundamental investment restriction number (2) to indicate that the Funds’ concentration policy applies to an industry or “group of industries.”

Response 3:

This change has been made in the Corporation’s 485(b) filing.

Comment 4:

In the section entitled “Investment Restrictions”, please review fundamental investment restriction number (12) and determine whether any clarifications are appropriate.

Response 4:

The Corporation has reviewed fundamental investment restriction number (12) and determined that it is an accurate recitation of the restriction on investing in companies with less than 3 years of operating history.

Comment 5:

Please confirm that the Funds do not enter into reverse repurchase agreements.

Response 5:

Neither the Prospectus nor the SAI contain any disclosure that the Funds invest in reverse repurchase agreements. The Corporation confirms that the Funds do not currently intend to enter into reverse repurchase agreements.

Kimberly A. Browning, Esq.

Division of Investment Management

October 26, 2012

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We hope that these responses adequately address your concerns. The Corporation accepts responsibility for the adequacy and accuracy of the disclosure in the Corporation’s registration statement filing that is the subject of this letter. The Corporation acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc: Gregg B. Keeling